                                           Filed pursuant to Rule 424(b)(3)
                                  Registration Nos. 333-39727 and 333-40179


                                1,200,000 Shares

                           LAMAR ADVERTISING COMPANY

                              Class A Common Stock

                             ----------------------

         This Prospectus relates to the offer and sale of up to 1,200,000 shares (the "Shares") of Class A Common Stock, $0.001 par value per share ("Class A Common Stock"), of Lamar Advertising Company (the "Company") by existing stockholders of the Company (collectively, the "Selling Stockholders"). The Shares will be offered to or through BT Alex. Brown Incorporated who may act solely as agent or who may acquire Shares as principal. The distribution of the Shares may be effected in one or more transactions that may take place on the Nasdaq Stock Market ("Nasdaq"), including block trades or ordinary broker's transactions, or through privately negotiated transactions or sales to one or more brokers or dealers for resale of such securities as principals, at market prices prevailing at the time of sale, or otherwise at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, underwriting discounts or commissions may be paid by the Selling Stockholders in connection with such sales. In connection with such sales, the Selling Stockholders and BT Alex. Brown Incorporated and any participating brokers, dealers or agents may be deemed "underwriters" as such term is defined in the Securities Act of 1933, as amended (the "Securities Act") and the commissions paid or discounts allowed to any of such underwriters, brokers, dealers or agents, in addition to any profits received on resale of the Shares as a principal, may be deemed to be underwriting discounts or commissions under the Securities Act. See "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION."

         The Class A Common Stock is quoted on The Nasdaq National Market under the symbol "LAMR." On November 12, 1997, the last reported per share sale price of Class A Common Stock was $31.25.

         SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY.

                             ----------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, IN ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ----------------------

               The date of this Prospectus is November 13, 1997.

                               TABLE OF CONTENTS



THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

RECENT DEVELOPMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

SELLING STOCKHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

                                  THE COMPANY

         Lamar Advertising Company is one of the largest and most experienced owners and operators of outdoor advertising structures in the United States. It conducts a business that has operated under the Lamar name since 1902. A more complete description of the business of the Company and its recent activities can be found in the documents listed in "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." The principal offices of the Company, a Delaware corporation, are located at 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808, and its telephone number at such offices is (504) 926-1000.


                              RECENT DEVELOPMENTS

         On October 28, 1997, the Company announced that its net revenues and operating cash flow ("EBITDA") for the third quarter of 1997 were $55.5 million and $26.4 million, respectively, representing $23.6 million and $12.2 million increases in net revenues and EBITDA, respectively, over the third quarter of 1996. The Company's net earnings for the third quarter of 1997 were $1.0 million as compared to $3.4 million for the same period in 1996. This decrease is attributable to additional depreciation and amortization expense and increased interest expense resulting from the Company's acquisition activity. For the nine months ended September 30, 1997, the Company's net revenues, EBITDA and net earnings were $143.4 million, $65.3 million and $3.9 million, respectively, as compared to $90.7 million, $37.0 million and $7.7 million, respectively, for the nine months ended September 30, 1996.


                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial statements and other matters. Reports and proxy and information statements filed with the Commission as well as copies of the Registration Statement, of which this Prospectus is a part, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the public reference section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.
Such reports and other information can also be reviewed on the Commission's web site (http://www.sec.gov).


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company hereby incorporates in this Prospectus by reference the following documents heretofore filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the year ended October 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the transition period ended December 31, 1996; (iii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;
(iv) the Company's Current Reports on Form 8-K filed with the Commission on November 15 and December 19, 1996 and February 10, April 14 (as amended on Form 8-K/A filed with the Commission on June 13), August 27 (as amended on Form 8-K/A filed with the Commission on October 27) and September 30, 1997; (v) the financial statements appearing at pages F-19 through F-42 of the Company's Registration Statement on Form S-3 (File No. 333-14789), which was declared effective on November 21, 1996; and (vi) the description of the Class A Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on June 7, 1996, as amended by Form 8-A/A filed with the Commission on July 31, 1996.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to the executive offices of Lamar Advertising Company, 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808, Attention: Investor Relations, telephone (504) 926-1000.


                                  RISK FACTORS

         In addition to the other information contained and incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Shares offered hereby.

         This Prospectus contains forward-looking statements concerning the Company's operations, economic performance and financial condition. These statements are based upon a number of assumptions and estimates that are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions that are subject to change. The following description of risk factors specifies the principal contingencies and uncertainties to which the Company believes it is subject. Some of these assumptions will not materialize and unanticipated events may occur that may affect the Company's results of operations.

FLUCTUATIONS IN ECONOMIC AND ADVERTISING TRENDS

         The Company relies on sales of advertising space for its revenues, and its operating results are therefore affected by general economic conditions, as well as trends in the advertising industry. A reduction in advertising expenditures available for the Company's displays could result from a general decline in economic conditions, a decline in economic conditions in particular markets where the Company conducts business or a reallocation of advertising expenditures to other available media by significant users of the Company's displays.

POTENTIAL ELIMINATION OR REDUCTION OF TOBACCO ADVERTISING

         Approximately 10% of the Company's outdoor advertising net revenues and 8% of consolidated net revenues in fiscal 1996 came from the tobacco products industry, compared to 9% of outdoor advertising net revenues for fiscal 1995, 7% for fiscal 1994 and 1993, 12% for fiscal 1992 and 17% for fiscal 1991. The percentage for the nine months ended September 30, 1997 on a historical basis was approximately 9%, and on a pro forma basis giving effect to the Company's recent acquisitions, was approximately 9%. Manufacturers of tobacco products, principally cigarettes, were historically major users of outdoor advertising displays. Beginning in 1992, the leading tobacco companies substantially reduced their domestic advertising expenditures in response to societal and governmental pressures and other factors. There can be no assurance that the tobacco industry will not further reduce advertising expenditures in the future either voluntarily or as a result of governmental regulation or as to what affect any such reduction may have on the Company.

         In June 1997 several of the major tobacco companies in the United States and numerous state attorneys general reached agreement on a proposed settlement of litigation between such parties. The terms of this proposed settlement include a ban on all outdoor advertising of tobacco products commencing nine months after finalization of the settlement. The settlement, however, is subject to numerous conditions, the most notable of which is the enactment of legislation by the federal government. At this time, it is uncertain when a definitive settlement will be reached, if at all, or what the terms of any such settlement will be. An elimination or reduction in billboard advertising by the tobacco industry could cause an immediate reduction in the Company's outdoor advertising revenues and may simultaneously increase the Company's available inventory. An increase in available inventory could result in the Company reducing its rates or limiting its ability to raise rates for some period of time. If the tobacco litigation settlement were to be finalized in its current form and if the Company were unable to replace revenues from tobacco advertising with revenues from other sources, such settlement could have a material adverse effect on the Company's results of operations. While the Company believes that it would be able to replace a substantial portion of revenues from tobacco advertising that would be eliminated due to such a settlement with revenues from other sources, any replacement of tobacco advertising may take time and require a reduction in advertising rates.

         In addition, the states of Florida and Mississippi have entered into separate settlements of litigation with the tobacco industry. These settlements are not conditioned on federal government approval and provide for the elimination of all outdoor advertising of tobacco products by February 1998 in such states. The Company operates approximately 4,200 outdoor advertising displays in seven markets in Florida and approximately $1.4 million of its approximately $17.0 million in net revenues in Florida for the fiscal year ended October 31, 1996 were attributable to tobacco advertising. In addition, the Company operates approximately 2,600 outdoor advertising displays in three markets in Mississippi and approximately $0.6 million of its approximately $7.8 million in net revenues in Mississippi for the fiscal year ended October 31, 1996 were attributable to tobacco advertising. Further, the settlement of tobacco-related claims and litigation in other jurisdictions may also adversely affect outdoor advertising revenues.

REGULATION OF OUTDOOR ADVERTISING

         The outdoor advertising business is subject to regulation by federal, state and local governments. Federal law requires states, as a condition to federal highway assistance, to restrict billboards on federally-aided primary and interstate highways to commercial and industrial areas and imposes certain additional size, spacing and other limitations on billboards. Some states have adopted standards more restrictive than the federal requirements. Local governments generally control billboards as part of their zoning regulations, and some local governments prohibit construction of new billboards and reconstruction of substantially damaged billboards or allow new construction only to replace existing structures. In addition, some jurisdictions (including certain of those within the Company's markets) have adopted amortization ordinances under which owners and operators of outdoor advertising displays are required to remove existing structures at some future date, often without condemnation proceeds being available. Federal and corresponding state outdoor advertising statutes require payment of compensation for removal by governmental order in some circumstances. Ordinances requiring the removal of a billboard without compensation, whether through amortization or otherwise, have been challenged in various state and federal courts on both statutory and constitutional grounds, with conflicting results. Although the Company has been successful in the past in negotiating acceptable arrangements in circumstances in which its displays have been subject to removal or amortization, there can be no assurance that the Company will be successful in the future and what effect, if any, such regulations may have on the Company's operations. In addition, the Company is unable to predict what additional regulation may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past, although no laws which, in the opinion of management, would materially and adversely affect the Company's business have been enacted to date. Changes in laws and regulations affecting outdoor advertising at any level of government may have a material adverse effect on the Company's results of operations. See "-- Potential Elimination or Reduction of Tobacco Advertising" for a discussion of recent developments concerning tobacco advertising.

RESTRICTIVE COVENANTS IN DEBT INSTRUMENTS

         The Company's credit facility with a syndicate of commercial banks (the "Senior Credit Facility") and indentures relating to the Company's $255 million outstanding 9 5/8% Senior Subordinated Notes due 2006 and $200 million outstanding 8 5/8% Senior Subordinated Notes due 2007 (the "Indentures") contain covenants that restrict, among other things, the ability of the Company to dispose of assets, incur or repay debt, create liens, and make certain investments. In addition, the Senior Credit Facility requires the Company to maintain specified financial ratios and levels including cash interest coverage, fixed charge coverage, senior debt and total debt ratios. The ability of the Company to comply with the foregoing restrictive covenants will depend on its future performance, which is subject to prevailing economic, financial and business conditions and other factors beyond the Company's control.

SUBSTANTIAL INDEBTEDNESS OF THE COMPANY

         The Company presently has substantial indebtedness. As of September 30, 1997 the Company's indebtedness was approximately $529.4 million and the Company had approximately $177.0 million available for borrowing under the Senior Credit Facility (excluding the $75 million available under the facility funded at the discretion of the lenders). Additionally, as of September 30, 1997, the Company had $3.6 million of Class A Preferred Stock, $638 par value per share (the "Class A Preferred Stock"), outstanding which is entitled to a cumulative preferential dividend of $364,903 annually. A substantial part of the Company's cash flow from operations will be dedicated to debt service and will not be available for other purposes. Further, if the Company's net cash provided by operating activities were to decrease from present levels, the Company could experience difficulty in meeting its debt service obligations without additional financing. There can be no assurance that, in the event the Company were to require additional financing, such additional financing would be available or, if available, would be available on favorable terms. In addition, any such additional financing may require the consent of lenders under the Senior Credit Facility or holders of other debt of the Company. Certain of the Company's competitors operate on a less leveraged basis and may have greater operating and financial flexibility than the Company.

ACQUISITION AND GROWTH STRATEGY RISKS

         The Company's growth has been enhanced materially by strategic acquisitions that have substantially increased the Company's inventory of advertising displays. One element of the Company's operating strategy is to make strategic acquisitions in markets in which it currently competes as well as in new markets. While the Company believes that the outdoor advertising industry is highly fragmented and that significant acquisition opportunities are available, there can be no assurance that suitable acquisition candidates can be found, and the Company is likely to face competition from other outdoor advertising companies for available acquisition opportunities. In addition, if the prices sought by sellers of outdoor advertising displays continue to rise, as management believes may happen, the Company may find fewer acceptable acquisition opportunities. There can be no assurance that the Company will have sufficient capital resources to complete acquisitions or be able to obtain any required consents of its bank lenders or that acquisitions can be completed on terms acceptable to the Company. In addition, the Company recently has entered into the transit advertising business and, while the Company believes that it will be able to utilize its expertise in outdoor advertising to operate this business, it has had limited experience in transit advertising and there is no assurance that it will be successful.

         Since October 31, 1996, the Company has completed the acquisition of 15 complementary businesses. The process of integrating these businesses into the Company's operations may result in unforeseen operating difficulties and could require significant management attention that would otherwise be available for the development of the Company's existing business. Moreover, there can be no assurance that the Company will realize anticipated benefits and cost savings or that any future acquisitions will be consummated.

COMPETITION

         In addition to competition from other forms of media, including television, radio, newspapers and direct mail advertising, the Company faces competition in its markets from other outdoor advertising companies, some of which may be larger and better capitalized than the Company. The Company also competes with a wide variety of other out-of-home advertising media, the range and diversity of which have increased substantially over the past several years to include advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains and buses. The Company believes that its local orientation, including the maintenance of local offices, has enabled it to compete successfully in its markets to date.

However, there can be no assurance that the Company will be able to continue to compete successfully against current and future sources of outdoor advertising competition and competition from other media or that the competitive pressures faced by the Company will not adversely affect its profitability or financial performance. In its logo sign business, the Company currently faces competition for state franchises from two other national logo sign providers as well as local companies. Competition from these sources is encountered both when a franchise is first privatized and upon renewal thereafter.

POTENTIAL LOSSES FROM HURRICANES

         A significant portion of the Company's structures are located in the mid-Atlantic and Gulf Coast regions of the United States. These areas are highly susceptible to hurricanes during the late summer and early fall. In the past, severe storms have caused the Company to incur material losses resulting from structural damage, overtime compensation, loss of billboards that could not legally be replaced and reduced occupancy because billboards are out of service. The Company has determined that it is not economical to obtain insurance against losses from hurricanes and other storms. The Company has developed contingency plans to deal with the threat of hurricanes, including plans for early removal of advertising faces to permit the structures to better withstand high winds and the replacement of such faces after storms have passed. As a result of these contingency plans, the Company has experienced lower levels of losses from recent storms and hurricanes. Structural damage attributable to Hurricane Andrew in 1992 was less than $500,000, and the Company suffered no significant structural damage due to hurricanes in 1996 or the first ten months of 1997. There can be no assurance, however, that the Company's contingency plans will continue to be effective.

RISKS IN OBTAINING AND RETAINING LOGO SIGN FRANCHISES

         Logo sign franchises represent a growing portion of the Company's revenues and operating income. The Company cannot predict the number of remaining states, if any, that will initiate logo sign programs or convert state-run logo sign programs to privately operated programs. Competition for new state logo sign franchises is intense and, even after a favorable award, franchises may be subject to challenge under state contract bidding requirements, resulting in delays and litigation costs. In addition, state logo sign franchises are generally, with renewal options, ten to twenty-year franchises subject to earlier termination by the state, in most cases upon payment of compensation. Typically, at the end of the term of the franchise, ownership of the structure is transferred to the state without compensation to the Company. Although none of the Company's logo sign franchises is due to terminate in the next two years, three are subject to renewal during that period. There can be no assurance that the Company will be successful in obtaining new logo sign franchises or renewing existing franchises. Furthermore, following the receipt by the Company of a new state logo sign franchise, the Company generally incurs significant start-up capital expenditures and there can be no assurance that the Company will continue to have access to capital to fund such expenditures.

RELIANCE ON KEY EXECUTIVES

         The Company's success depends to a significant extent upon the continued services of its executive officers and other key management and sales personnel, in particular Kevin P. Reilly, Jr., the Company's Chief Executive Officer, the Company's six regional managers and the manager of its logo sign business. Although the Company believes it has incentive and compensation programs designed to retain key employees, the Company has no employment contracts with any of its employees, and none of its executive officers are bound by non-compete agreements. The Company does not maintain key man insurance on its executives. The unavailability of the continuing services of any of its executive officers and other key management and sales personnel could have an adverse effect on the Company's business.

CONTROLLING STOCKHOLDER

         The Reilly Family Limited Partnership (the "RFLP"), of which Kevin P. Reilly, Jr., the Company's Chief Executive Officer, is the managing general partner, beneficially owns shares of the Company's common stock (the "Common Stock") having approximately 87% of the total voting power of the Common Stock. As a result, Mr. Reilly, or his successor as managing general partner, will effectively be able to control the outcome of matters requiring a stockholder vote, including electing directors, adopting or amending certain provision's of the Company's certificate of incorporation and by-laws and approving or preventing certain mergers or other similar transactions, such as a sale of substantially all the Company's assets (including transactions that could give holders of the Company's Class A Common Stock the opportunity to realize a premium over the then-prevailing market price for their shares). In addition, upon sale of all the Shares offered hereby, the Company's officers, directors and their respective affiliates other than the RFLP, will beneficially own shares of the Company's Common Stock having approximately 2.7% of the total voting power of the Company's Common Stock. Therefore, purchasers of the Class A Common Stock offered hereby will become minority stockholders of the Company and will be unable to control the management or business policies of the Company. Moreover, subject to contractual restrictions and general fiduciary obligations, the Company is not prohibited from engaging in transactions with its management and principal stockholders, or with entities in which such persons are interested. The Company's certificate of incorporation does not provide for cumulative voting in the election of directors and, as a result, the controlling stockholders can elect all the directors if they so choose.

CERTAIN ANTI-TAKEOVER PROVISIONS

         Certain provisions of the Company's certificate of incorporation and by-laws may have the effect of discouraging a third party from making an acquisition proposal for the Company and thereby inhibiting a change in control of the Company in circumstances that could give the holders of the Class A Common Stock the opportunity to realize a premium over the then-prevailing market price of such stock. Such provisions may also adversely affect the market price of the Class A Common Stock. For example, the Company's certificate of incorporation authorizes the issuance of "blank check" preferred stock (the "Preferred Stock") with such designations, rights and preferences as may be determined from time to time by the Board of Directors. In the event of issuance, such Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company. In addition, the issuance of Preferred Stock may adversely affect the voting and dividend rights, rights upon liquidation and other rights of the holders of Common Stock (including the purchasers of Class A Common Stock hereby). Although the company has no present intention to issue any shares of such Preferred Stock, the Company retains the right to do so in the future. Furthermore, the Company is subject to Section 203 of the Delaware General Corporation Law. The existence of this provision, as well as the control of the Company by the RFLP, would be expected to have an anti- takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for the shares of Class A Common Stock.

VOLATILITY OF STOCK PRICE

         From time to time, there may be significant volatility in the market price for the Class A Common Stock of the Company. Quarterly operating results of the Company, changes in earnings estimates by analysts, changes in general conditions in the Company's industry or the economy or the financial markets or other developments affecting the Company could cause the market price of the Class A Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance.

ABSENCE OF DIVIDENDS

         The Company does not anticipate paying dividends on its Common Stock in the foreseeable future. In addition, as stated above, the Senior Credit Facility and the Indentures each place limitations on the Company's ability to pay dividends and make other distributions on its Common Stock, and the Company's Class A Preferred Stock is entitled to preferential dividends before any dividends may be paid on the Common Stock.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares.


                              SELLING STOCKHOLDERS

         All of the Shares offered hereby are being offered by the Selling Stockholders. The following table sets forth the name of each Selling Stockholder and the number of Shares owned by each such holder:

                                  BENEFICIAL OWNERSHIP                               BENEFICIAL OWNERSHIP
                                   PRIOR TO OFFERING                                   AFTER OFFERING
                                  -------------------                                --------------------
                                              Percent of         Shares                           Percent of
                               Number        Outstanding          Being           Number         Outstanding
                              of Shares         Shares           Offered        of Shares          Shares
                              ---------       ----------         -------        ---------       ------------
Charles W. Lamar, III       4,236,657(1)         22.7%          395,000         3,841,657          20.6%
Mary Lee Lamar Dixon        1,938,485(2)         10.4%          280,000         1,658,485           8.9%
Robert B. Switzer             643,635(3)          3.5%          140,000           503,635           2.7%
John L. Switzer, Jr.          594,956(4)          3.2%          140,000           454,956           2.4%
Charles L. Switzer            546,275(5)          2.9%          140,000           406,275           2.2%
Baton Rouge Area Foundation   265,340             1.4%           75,000           190,340           1.0%
Allison J. Lamar              244,306             1.3%           30,000           214,306           1.2%
-----------------------

(1) Includes 1,323,275 shares held in trust for Mr. Lamar's children (20,000 of which are being offered hereby), as to which Mr. Lamar disclaims beneficial ownership, and 75,000 shares held in a charitable remainder trust (all of which are being offered hereby), as to which Mr. Lamar is the beneficial owner.

(2) Includes 545,214 shares held in trust, of which LaBanc & Co. is the nominee of the trustee, for the benefit of Mrs. Dixon, as to which Mrs. Dixon disclaims beneficial ownership, and 1,100,000 shares of Class A Stock held by the Mary Lee Lamar Dixon Family LLC, as to which Mrs. Dixon is deemed the beneficial owner.

(3) Includes 10,000 shares held in a charitable remainder trust (all of which are being offered hereby) and 543,635 shares held in a family limited partnership (40,000 of which are being offered hereby) as to which Mr. Switzer is the beneficial owner.

(4) Includes 5,000 shares held in a charitable remainder trust (all of which are being offered hereby) and 494,956 shares held in a family limited partnership (40,000 of which are being offered hereby) as to which Mr. Switzer is the beneficial owner.

(5) Includes 15,000 shares held in a charitable remainder trust (all of which are being offered hereby) and 446,275 shares held in a family limited partnership (40,000 of which are being offered hereby) as to which Mr. Switzer is the beneficial owner.


         Charles W. Lamar, III is General Counsel, Secretary, and a director of the Company. Mary Lee Lamar Dixon is Mr. Lamar's sister and Allison J. Lamar is Mr. Lamar's daughter. Robert B. Switzer is Vice President, Operations of the Company. John L. and Charles L. Switzer are Mr. Switzer's brothers. The Lamars and Switzers are cousins.


                              PLAN OF DISTRIBUTION

         The Shares will be offered to or through BT Alex. Brown Incorporated, as Placement Agent, who may act as agent, or who may acquire the Shares as principal. The distribution of the Shares through BT Alex. Brown Incorporated may be effected in one or more transactions that may take place on Nasdaq, including block trades or ordinary broker's transactions, or through privately negotiated transactions or sales to one or more brokers or dealers for resale of such securities as principals, or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales. In connection with such sales, the Selling Stockholders and any participating brokers or dealers may be deemed "underwriters" as such term is defined in the Securities Act and the commissions paid or discounts allowed to any of such underwriters, brokers, dealers or agents, in addition to any profits received on resale of the Shares if any such underwriters, brokers, dealers or agents should purchase any Shares as a principal, may be deemed to be underwriting discounts or commissions under the Securities Act.

         The Selling Stockholders have agreed to bear all normal and reasonable costs (other than costs, fees, discounts or expenses of underwriters) in connection with the registration of the Shares under the Securities Act for sale by the Selling Stockholders, compliance with applicable state securities or Blue Sky laws, and listing the Shares on Nasdaq, estimated to be $20,000 in the aggregate.

         The Company has agreed to indemnify the Selling Stockholders and BT Alex. Brown Incorporated from certain damages or liabilities arising out of or based upon any untrue statement of a material fact contained in, or material omission from, the Registration Statement, except to the extent such untrue statement or omission was made in the Registration Statement in reliance upon written information furnished by the Selling Stockholders. BT Alex. Brown Incorporated may have other business relationships with the Company and its affiliates in the ordinary course of business.


                                 LEGAL MATTERS

         The validity of the Shares offered hereby have been passed upon for the Company by Palmer & Dodge LLP, Boston, Massachusetts.


                                    EXPERTS

         The consolidated financial statements of Lamar Advertised Company and Subsidiaries as of October 31, 1995 and 1996, and for each of the years in the three-year period ended October 31, 1996 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of Outdoor East, L.P. as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of FKM Advertising Co., Inc., as of December 31, 1994 and 1995 and for each of the years then ending have been incorporated by reference herein and in the Registration Statement in reliance upon the report of McGrail, Merkel, Quinn and Associates, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The consolidated balance sheets of Penn Advertising, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income and accumulated deficit and cash flows for the years then ended have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Philip R. Friedman and Associates, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The statement of assets acquired and liabilities assumed as of August 14, 1997, and the related statement of revenues and expenses for the years ended December 31, 1996 and 1995 of the National Advertising Company - Lamar Acquisition, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.